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                                                                    Exhibit 24.1


                                  HemaSure Inc.
                                 33 Locke Drive
                           Marlborough, MA 01752-1146
                                 (508) 485-6850
                               FAX (508) 485-6045





                                  NEWS RELEASE

                                    Contact:
                                    --------


                                     Steven H. Rouhandeh
                                     Executive Vice President and
                                     Chief Financial Officer
                                     (508) 485-6850

                                     Priscilla Harlan
                                     Director, Corporate Communications
                                     (508) 485-6850


                HEMASURE COMPLETES ACQUISITION OF NOVO NORDISK'S
                            PLASMA PRODUCTS BUSINESS

     - NEW HEMASURE SUBSIDIARY TO ADVANCE STERIPATH[TRADEMARK] TECHNOLOGY
                         FOR PLASMA PHARMACEUTICALS -

MARLBOROUGH, MASS., USA, MAY 6, 1996 - HemaSure Inc. (Nasdaq: HMSR), a U.S. based biotechnology company, today announced the acquisition, through its U.S. and Danish subsidiaries, of Novo Nordisk's plasma pharmaceutical business. Under the agreement, all fixed assets, employees, inventory, goodwill and intellectual property rights including trade marks, patents and know-how relating to the human blood plasma production business of Novo Nordisk's Plasma Products Unit
(PPU) will be transferred to a subsidiary established in Denmark by HemaSure. Novo Nordisk's Plasma Products Unit had revenues of approximately $20 million in 1995, primarily from the sales of plasma pharmaceuticals in over 15 countries.

The purchase price is comprised of three portions. The first relates to payment for raw materials of approximately $1.8 million, or approximately 100,000 shares of HemaSure Common Stock, payable in cash or common stock, at HemaSure's option, in 1998. The second relates to the sale of inventory, valued at approximately $13 million at the time of purchase, with $4 million forgivable under certain circumstances. A final contingent payment of approximately $8 million is payable in 1998 if certain

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conditions are met, payable in cash or approximately 440,000 shares of HemaSure
Common Stock, at HemaSure's option.

"This acquisition of Novo Nordisk's plasma pharmaceuticals business is part of HemaSure's global strategy to expand the application of our SteriPath pathogen inactivation technology into the plasma pharmaceutical sector," said Eugene J. Zurlo, Chairman and Chief Executive Officer of HemaSure Inc. "By acquiring access to an established manufacturing facility, we hope to expedite the development process of SteriPath for use in the manufacture of plasma pharmaceutical products. The current market for plasma pharmaceuticals is approximately $5 billion worldwide, which HemaSure could participate in by selling plasma products and licensing SteriPath technology to manufacturers."

"Encouraging safety and efficacy results have demonstrated in laboratory tests that the SteriPath system has the capacity to render non-infective pathogens in red cell transfusions without impairing the safety or functionality of these products," continued Mr. Zurlo. "As part of the regulatory approval process, SteriPath will be reviewed by the U.S. Food and Drug Administration as an Investigational Device Exemption (IDE), with an intended IDE application later this year."

HemaSure Inc. (Nasdaq: HMSR) develops, manufactures and markets proprietary filtration and pathogen inactivation systems that increase the safety of donated blood and improve blood transfusion and collection procedures. The Company's products on the market include the LeukoNet[Trademark] Filter, which removes potentially harmful leukocytes from donated blood, and the LeukoVir[Trademark] Filter, designed to remove viral inactivation chemicals from transfusion plasma. HemaSure's lead product in development is the SteriPath Blood Pathogen Inactivation System, an integrated unit designed to remove leukocytes, inactivate blood pathogens, and then remove inactivation chemicals. The overall goal of HemaSure is to make blood safer by preventing the transfusion of harmful agents in donated blood.


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LeukoNet, LeukoVir, and SteriPath are trademarks of HemaSure Inc.